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                                       UNITED STATES  SECURITIES AND EXCHANGE COMMISSION

                                                                            Washington, D.C. 20549

                                            STATEMENT OF CHANGES IN  BENEFICIAL OWNERSHIP

                                           Filed pursuant to Section 16(a) of  the Securities Exchange Act of 1934,

                                               Section 17(a) of the Public Utility  Holding Company Act of 1935

                                                     or Section 30(f) of the Investment Company Act of  1940

FORM 4

[       ]

Check this box if no longer subject to Section 16. Form 4 or Form 5 obligations may continue. See Instruction 1(b).

(Print or Type Responses)

1.  Name and Address of Reporting Person*                         2.  Issuer Name and Tickler or Trading Symbol

Danforth, Jacqueline Rae                                                     Synergy Technologies Corporation ("Oils")
__________________________________

(Last)  (First)   (Middle)

335 25th Street, S.E.                                                                3.  I.R.S. Identification Number of Reporting
                                                                                                 Person, if an entity (voluntary)

(Street)

Calgary, Alberta T2A 7H8                                                     4.  Statement for Month/Year

(City) (State)  (Zip)

                                                                                                5. If  Amendment, Date of Original(Month/Year)

6.Relationship of Reporting Person(s) to Issuer

(Check all applicable)

   X       Director            X       Officer    (give title below)

             10% Owner                Other       (specify below)

7.Individual or Joint/Group Filing  (Check Applicable Line)

_X__  Form filed by One Reporting Person

____   Form filed by More than One Reporting Person

    Table I -- Non-Derivative  Securities Acquired, Disposed of, or Beneficially Owned

1. Title of
Security

(Instr. 3)
2.Transaction
Date (M/D/Y)
3. Transaction
Code  (Instr. 8)

Code V
4.  Securities
Acquired (A)or
Disposed of (D)

 (Instr. 3, 4 and
5)

 Amount /Aor D
/Price
5. Amount of
Securities
Beneficially
Owned at End
of Month

 (Instr. 3 and 4)

6.  Ownership
Form: Direct
(D) or Indirect
(I)  (Instr. 4)

7.  Nature of
Indirect
Beneficial
Ownership

Common Stock
3/03/00
S
5,000    D
$5.0625

D

Common Stock
3/10/00
S
5,000     D
$5.00

D

Common Stock
3/13/00
S
4,000     D
$5.00

D

Common Stock
3/29/00
F
1,000     A
$5.00

D

Common Stock
3/22/00
A
15,000 A

Common Stock
3/31/00

185,357
70,500 (D)

114,857 (I)
By Argonaut
Management
Group, Inc.

Table II -- Derivative Securities  Acquired, Disposed of, or Beneficially Owned

  (e.g., puts, calls, warrants, options, convertible securities)

1.Title of
Derivative Security
(Instr.3)
2.
Conversion or
Exercise
Price of
Derivative Security
3.
Transaction Date
(M/D/Y)

4.
Transaction Code
 (Instr. 8)

Code
V
5.
Number
of
Derivative
Securities
Acquired
(A) or
Disposed
of (D)

 (Instr. 3,
4 and 5)

     (A)
(D)
6.  Date
Exercisable and
Expiration Date

  (M/D/Y)

7. Title
and
Amount
of
Underlying Securities
(Instr. 3
and 4)

8. Price
of
Derivative Security

 (Instr. 5)

9.
Number
of
Derivative
Securities
Beneficially
Owned at
End of
Month
 (Instr. 4)

10.
Ownership Form of
Derivative
Securities
Beneficially
Owned at
End of
Month
(Instr. 4)

11.
Nature of
Indirect
Beneficial
Ownership (Instr.
4)

Common
Stock
$1.00 per
share
January
5, 2000
A
250,000
2/18/00
2/18/10
Common
Stock -
250,000

$1.00

Common
Stock
$1.00 per
share
March
22, 2000
M

15,000
N/A
N/A
Common
Stock
-15,000
$1.00

235,000
D

Date: April 17, 2000                                      ___JACQUELINE DANFORTH__

                                                                        Signature of Reporting Person

 Explanation of Responses:

Reminder:

Report on a separate line  for each class of securities beneficially owned directly or indirectly.

*  If the form is filed by  more than one reporting person, see Instruction 4(b)(v).

*  Intentional misstatements  or omissions of facts constitute Federal Criminal Violations

  See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note:     File three copies of this Form, on of which must be  manually signed. If space is insufficient, see Instruction 6 for procedure.